Barry M. Clarkson	12636 High Bluff Drive, Suite 400
Direct Dial: (858) 523-5406	San Diego, California 92130-2071
barry.clarkson@lw.com	Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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Larry Spirgel, Esq. Assistant Director Office of Telecommunications Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0407	Los Angeles Madrid Milan Moscow Munich	Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Leap Wireless International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007

File No. 000-29752
Dear Mr. Spirgel:
     On behalf of our client, Leap Wireless International, Inc. (“Leap” or the “Company”), we are responding to the Staff’s comment letter dated December 7, 2007 with respect to the above-referenced periodic reports. Leap’s responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments and Leap’s responses below.
Item 1. Business, page 1
Competition, page 13
     1. We note that one national wireless provider announced plans for trials of a service offering very similar to yours. If this provider’s new service offering competes with you in a material way, identify this competitor in future filings.
     In response to the Staff’s comment, the Company identified the competitor at page 78 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on December 14, 2007.

December 20, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45
Overview, page 45
     2. In future filings, provide in your Overview a discussion of the most material factors effecting the company’s financial condition and performance. The discussion should include information as to how the company is addressing these issues and provide insight into management’s expectations regarding how these issues could affect the company’s performance in the future. For example, explain why you had a net loss of approximately $4.1 million in 2006 after having net income of approximately $30.0 million in 2005, focusing on the most material underlying causes in this change. Refer to the Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available at http://www.sec.gov/rules/interp/33-8350.htm.
     In response to the Staff’s comment, the Company included additional disclosure at page 53 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on December 14, 2007. The Company will provide similar disclosure in future filings.
Liquidity and Capital Resources, page 61
     3. In future filings, include a more detailed analysis of the company’s liquidity needs and how its debt position has materially affected, or in the opinion of management is likely to materially affect, the company’s financial condition and performance. For example, we note several risk factors on pages 27 to 29 related to the company’s significant indebtedness. The MD&A discussion of liquidity should provide management’s assessment of the likelihood and severity of these risks and include disclosure of actions being taken by the company to address these risks. You should also explain why management believes the company’s current indebtedness and future liquidity needs will not lead to the same problems that resulted in the 2003 bankruptcy filing.
     In response to the Staff’s comment, the Company included additional disclosure at pages 62-64 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on December 14, 2007. The Company will provide similar disclosure in future filings.
Notes to Consolidated Financial Statements, page 76
Note 11. Significant Acquisitions and Dispositions, page 96
     4. We note your disclosure in Note 11 and your response to comment 5 in your letter dated May 25, 2006. It is unclear to us why you are treating the two contemporaneous transactions, the sale of the wireless licenses and operating assets in Toledo and Sandusky, Ohio and your investment in the joint venture, as separate transactions. Since you were fully aware of the terms of each transaction when negotiating

December 20, 2007

the terms of the other, accounting for them as separate transactions appears to lack substance. In addition, since it appears you have continuing involvement in the sold operations we question whether a divesture has taken place and if so, if it is appropriate for you to recognize the gain. Please provide us a comprehensive explanation of your consideration of the guidance in SAB Topic 5:E and SAB Topic 5:U. Also, explain to us why it is not appropriate for you to account for the transaction in a manner similar to that described in paragraph 6 of EITF 01-2.
I. Executive Summary
     The Company’s responses to the Staff’s comment are summarized below, each of which is described in more detail further below:
     A. The Company concurs with the Staff that the transactions should be accounted for as a single transaction, and in fact, the Company did account for them in that manner.
     B. In accordance with SAB Topic 5:E, the Company accounted for the sale of its wireless licenses and related operating assets in its Toledo and Sandusky, Ohio markets (collectively, the “Ohio Assets”) as a “divestiture,” since (i) the Company transferred all of the risks and other incidents of ownership of the Ohio Assets at the closing of the transaction, (ii) the Company did not retain any indirect ownership of the Ohio Assets sold in the transaction and (iii) neither the Company nor LCW Wireless, LLC (“LCW Wireless”) has any continuing involvement with the Ohio Assets.
     C. The Company does not believe that SAB Topic 5:U applies, since Topic 5:U relates to the sale of a business in exchange for securities of a highly leveraged buyer or in other circumstances not applicable to this situation. In this case, the Company primarily received cash, and also received partial consideration in the form of equity securities of LCW Wireless — not securities of the buyer. LCW Wireless was not directly or indirectly controlled by the buyer.
     D. In accordance with EITF 01-2, the Company believes that it properly recognized a gain on the transactions. The Company believes that the sale of the Ohio Assets, and the related contribution of assets to LCW Wireless, are properly accounted for under paragraph 19 of EITF 01-2, rather than paragraph 6 of EITF 01-2, since (i) the transactions constituted an asset exchange transaction and not a business combination, and the Company did not retain any direct or indirect control or ownership of the Ohio Assets and (ii) the percentage of consideration received by the Company in cash causes the transactions to be considered monetary in their entirety.
II. Background
     A. Formation of LCW Wireless, LLC
     LCW Wireless was formed by CSM Wireless, LLC (“CSM”), its sole member, in June 2005. CSM contributed an FCC wireless license for the Portland, Oregon market to LCW Wireless that CSM had acquired in an FCC auction in 2005 (the “Portland License”). Under

December 20, 2007

applicable FCC rules, the entity holding this license must qualify as a small business “designated entity,” or the holder of the license will be subject to unjust enrichment penalties related to economic benefits received by the acquirer in the auction. Cleveland Unlimited, Inc. (“CUI”) owned a non-controlling1 membership interest in CSM. Effective immediately prior to the closing of the transaction with the Company, CSM transferred to CUI 9.5 million membership units in LCW Wireless in exchange for a redemption of some of CUI’s membership interests in CSM.
     B. Transactions with CUI and LCW Wireless
     In July 2006, the Company completed the sale of the Ohio Assets to CUI. As consideration for the Ohio Assets, CUI paid to the Company $28.0 million in cash and transferred to the Company all of CUI’s membership units in LCW Wireless.
     Concurrently with the closing of the sale of the Ohio Assets to CUI, in a separate (but related) transaction, the Company contributed to LCW Wireless $21.0 million in cash and the Company’s wireless licenses and related operating assets in the Company’s Salem and Eugene, Oregon markets (the “Oregon Assets”), as consideration for additional newly issued membership units in LCW Wireless. In a related and concurrent transaction, an unaffiliated third party, WLPCS Management, LLC (“WLPCS”), which qualifies as a small business “designated entity” under FCC rules, invested approximately $1.3 million in cash in LCW Wireless as consideration for a controlling2 membership interest in LCW Wireless. As a result of these related transactions and the Company’s performance of certain post-closing obligations relating to the Oregon Assets,3 the Company became the owner of a 73.3% non-controlling4 membership interest in LCW Wireless.
     Under the asset purchase agreement relating to the sale of the Ohio Assets, the closing of the sale of the Ohio Assets to CUI was conditioned upon the concurrent closing of the

[1]	According to public documents filed with the FCC, in 2005 CUI owned an 85% membership interest in CSM and the remaining 15% was owned by two individuals: Anthony DiCroce and Thomas Stroup. Under CSM’s limited liability company agreement, CSM was governed by a board of managers comprised of five managers, three of whom were designated by Messrs. DiCroce or Stroup. With limited exceptions, the CSM limited liability company agreement provided that decisions or actions be made or taken by a simple majority vote of the board of managers. Since these two individuals controlled 60% of the board of managers, CUI did not control CSM.

[2]	Under the Amended and Restated Limited Liability Company Agreement of LCW Wireless (the “LCW Wireless LLC Agreement”), WLPCS controls LCW Wireless, and the Company and CSM each hold non-controlling interests. Specifically, the LCW Wireless LLC Agreement requires that LCW Wireless be governed by a board of managers comprised of five managers, three of whom are designated by WLPCS and one of whom is designated by each of CSM and the Company. With limited exceptions, the LCW Wireless LLC Agreement provides that decisions or actions are made or taken by a simple majority vote of the board of managers. Since WLPCS controls 60% of the board of managers, it controls LCW Wireless.

[3]	The Company agreed to replace certain network equipment in Oregon post-closing, which equipment was subsequently transferred to LCW Wireless in exchange for 3 million additional membership units in LCW Wireless.

[4]	See footnote 2 above. Note, however, that the terms “controlling” and “non-controlling” are based on the governance of the entity without considering an accounting analysis under Financial Accounting Standards Board Interpretation No. 46-R, “Consolidation of Variable Interest Entities.” The Company consolidates LCW Wireless in accordance with FIN 46-R.

December 20, 2007

Company’s contribution of cash and the Oregon Assets to LCW Wireless in exchange for membership units in LCW Wireless. Similarly, under the separate contribution agreement relating to the Company’s contribution of the cash and Oregon Assets to LCW Wireless, the closing of the contributions by the Company was conditioned upon the concurrent closing of both the sale of the Ohio Assets to CUI and the investment by WLPCS in LCW Wireless in exchange for a controlling membership interest.
     The following diagram summarizes the transactions described above:
     C. Ownership and Control of the Ohio Assets Post-Closing
     CUI is a privately held company that began offering unlimited wireless service under the brand “Revol Wireless” in June 2005. CUI primarily operates its wireless business in Ohio and Indiana. Its investors include Columbia Capital, M/C Venture Partners and Primus Ventures. Following the closing of CUI’s purchase of the Ohio Assets, CUI owned and operated the Ohio Assets under its “Revol” brand without any continuing involvement of the Company or LCW Wireless. The Company transferred all risks and other incidents of ownership of the Ohio Assets to CUI at the closing of the transaction. Under the asset purchase agreement for the transaction, CUI assumed, and agreed to discharge and perform, all liabilities of any type or nature related to periods from and after the closing which relate to or are incurred in connection with the ownership, operation or control of the Ohio Assets. The Company does not own any interest in CUI, nor did the Company receive any equity, securities or other interests in CUI in connection

December 20, 2007

with the sale of the Ohio Assets by the Company to CUI. Accordingly, the Company has no veto power, voting power or other managerial authority in connection with CUI or CUI’s Ohio operations. The Company did not provide any debt or contractual performance guarantee with respect to the Ohio Assets post-closing or with respect to CUI.
     D. Ownership and Control of LCW Wireless Post-Closing
     Following the consummation of these transactions, the membership interests in LCW Wireless are now owned as follows:
•	WLPCS owns a 2% controlling[5] membership interest;

•	the Company owns a 73.3% non-controlling membership interest; and

•	CSM owns a 24.7% non-controlling membership interest.
     Post-closing, LCW Wireless offers wireless services under the Cricket and Jump Mobile brands in the Portland, Salem and Eugene, Oregon markets. The Company consolidates LCW Wireless in accordance with Financial Accounting Standards Board Interpretation No. 46-R, “Consolidation of Variable Interest Entities.”
III. Accounting Analysis
     A. Accounting for the Transactions as a Single Transaction
     Neither the sale of the Ohio Assets nor the Company’s investment in LCW Wireless was consummated at the time of the Company’s response letter dated May 25, 2006 to the Staff. After the transactions were consummated, management completed its assessment of the accounting requirements. Management concluded that the sale of the Ohio Assets to CUI and the contribution of the Oregon Assets to LCW Wireless should be accounted for as one transaction, because the closing of each transaction was contingent upon the closing of the other transaction. Therefore, the Company concurs with the Staff that the transactions should have been accounted for as a single transaction. Indeed, the Company did account for the transactions as a single transaction.
     B. Accounting for the Ohio Assets Sale as a “Divestiture”
     SAB Topic 5:E describes circumstances in which it may be inappropriate to account for a transaction as a divestiture. The Company believes that none of these circumstances apply to the sale of the Ohio Assets, and that accounting for the sale of the Ohio Assets as a “divestiture” reflects the economic substance of the transaction, for the following reasons:
•	The Company transferred all of the risks and other incidents of ownership of the Ohio Assets to CUI at the closing of the transaction.

[5]	See footnote 2 above.

December 20, 2007

•	The Company has no continuing involvement in the business post-closing.

•	The Company does not own any equity or other ownership interest in CUI and is not affiliated with CUI.

•	The Company has provided no debt or contractual performance guarantee with respect to the Ohio Assets post-closing or with respect to CUI.

•	All consideration for the Ohio Assets was paid by CUI at closing, and approximately 75% of the consideration was paid in cash.
     Accordingly, accounting for the sale of the Ohio Assets as a “divestiture” is appropriate.
     C. Applicability of SAB Topic 5:U
     The Company believes that SAB Topic 5:U does not apply to the sale of the Ohio Assets to CUI. SAB Topic 5:U relates to the sale of a business or operating assets to a newly formed, thinly capitalized, highly leveraged buyer in exchange (in whole or in part) for the buyer’s securities, particularly where the seller also guarantees the buyer’s debt or enters into other agreements that require the seller to infuse cash into the buyer. Here, the Company did not receive any debt, equity or other securities of CUI as consideration for the sale of the Ohio Assets; rather, approximately 75% of the consideration received was cash and the remainder consisted of membership interests in LCW Wireless. The Company has not guaranteed any of CUI’s debt or agreed to infuse any cash or any other assets into CUI under any circumstances at any time. CUI does not control LCW Wireless, and only has an indirect minority interest in LCW Wireless through CUI’s non-controlling6 membership interest in CSM, which in turn owns a 24.7% non-controlling7 membership interest in LCW Wireless.
     D. Recognition of a Gain and Applicability of Paragraph 6 under EITF 01-2
     The Company believes that it properly accounted for the sale of the Ohio Assets as a monetary transaction in accordance with paragraph 19 of EITF 01-2. Therefore, the Company believes that it properly recognized a gain on the sale of the Ohio Assets.
     The Company analyzed whether the sale of the Ohio Assets should be considered a monetary or non-monetary transaction under paragraph 19 of EITF 01-2. According to paragraph 19 of EITF 01-2, a transaction is considered monetary (rather than non-monetary) if the boot (i.e., the monetary consideration) is at least 25% of the fair value of the exchange. Here, the monetary consideration received by the Company in exchange for the Ohio Assets comprised:
•	approximately 75% of the fair value of the consideration for the Ohio Assets; and

[6]	See footnote 1 above.

[7]	See footnote 2 above.

December 20, 2007

•	approximately 58% of the fair value of the consideration for the combined transactions.
     Accordingly, the Company accounted for the sale of the Ohio Assets as a monetary exchange. Paragraph 19 of EITF 01-2 requires the parties to a monetary transaction to record the transaction at fair value. Therefore, the resulting gain was measured based on the fair value of the consideration received in both transactions compared to the carrying values of the assets sold.
     Paragraph 6 of EITF 01-2 addresses whether a gain should be recorded in a business combination where an entity has not transferred control of the assets surrendered, noting that any gain recognition should be limited to that portion of the assets treated as sold. Here, the asset received (the Portland License) does not constitute a business. Therefore, the acquisition of a majority interest in the Portland License in connection with the sale of the Ohio Assets and the partial sale of the Oregon Assets is not accounted for as a business combination; rather, it constituted an asset exchange transaction and is accounted for accordingly. Moreover, the Company did not retain any direct or indirect control or ownership of, and has no involvement in, the Ohio Assets post-closing. The Company did not receive any direct or indirect ownership interest in CUI, the new owner of the Ohio Assets, in connection with the transaction.
     However, while the guidance in paragraph 6 of EITF 01-2 does not literally apply to the transactions, the Company’s computation of the gain on sale under paragraph 19 of EITF 01-2 is consistent with the underlying principle found in paragraph 6 of EITF 01-2: when it recognized the gain, the Company took into account the fact that it sold the Ohio Assets and a partial interest in the Oregon Assets and partially acquired the Portland License, using the fair value of the partially acquired portion of the Portland License as part of its calculation of the consideration received in the transactions. Therefore, the Company effectively limited the gain on sale to the portion of the assets treated as sold.
     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.
***

December 20, 2007

     Any questions regarding the foregoing should be directed to John Huber at (202) 637-2242 or the undersigned at (858) 523-5406.

Very truly yours,
/s/ Barry M. Clarkson
Barry M. Clarkson of LATHAM & WATKINS LLP

cc:	S. Douglas Hutcheson, Leap Wireless International, Inc.

ANNEX A
Company Certification
Pursuant to the Staff’s letter dated December 7, 2007 to Leap Wireless International, Inc. (the “Company”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006 and Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Dated: December 19, 2007

/s/ Robert J. Irving, Jr.
Robert J. Irving, Jr.
Senior Vice President, Secretary & General Counsel